3
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C.  20549

                           FORM 12b-25


                                        Commission File Number: 0-
                                        23055

                   NOTIFICATION OF LATE FILING

(Check One):

X    Form 10-K and Form 10-KSB    Form 11-K      Form 20-F
Form 10-Q

     For Period Ended:   December 31, 1997

Transition Report on Form 10-K               Transition Report on
Form 10-Q
Transition Report on Form 20-F               Transition Report on
Form N-SAR
Transition Report on Form 11-K

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification
relates:   NOT APPLICABLE



                             PART I
                     REGISTRANT INFORMATION

Full name of registrant:      Omega Orthodontics, Inc.

Former name if applicable:         NOT APPLICABLE

Address of principal executive office (Street and number): 3621
Silver Spur Lane

City, state and zip code:  Acton, California 93510

                             PART II
                     RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

x     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the
x          15th calendar day following the prescribed due date;
           or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The subject Annual Report on Form 10-KSB is the Registrant's first Annual Report on Form 10-KSB. Also, the Registrant completed its initial public offering of securities on October 1, 1997 and simultaneously completed its first affiliations with seven separate orthodontic practices. Since that time, the Registrant has completed affiliations with seven additional orthodontic practices. Accordingly, the Registrant requires additional time to compile the financial information required to be included in the Annual Report on Form 10-KSB and to complete the external audit regarding the year ended December 31, 1997.

                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Edward M. Mulherin: (617)
          523-5717

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              X Yes       No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              X Yes       No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the year ended December 31, 1997 will differ significantly from the results of operations for the year ended December 31, 1996. The primary reasons for the difference are that during the year ended December 31, 1996 the Registrant operated for only four months, was not affiliated with any orthodontic practices and had only limited consulting revenues and operating expenses, while during the year ended December 31, 1997 the Registrant operated for twelve months, was affiliated with seven operating orthodontic practices for the final three months of the year and generated approximately $900,000 of net management revenues while incurring operating expenses of approximately $5.1 million for the full year, including a non-recurring consulting expense of approximately $3.1 million. Based upon the information currently available, the earning statements to be included in the subject report are expected to reflect an estimated net loss of approximately $4.2 million for the year ended December 31, 1997, as compared with a net loss of $232,112 for the year ended December 31, 1996.

                    Omega Orthodontics, Inc.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1998          By:  /s/ Edward M. Mulherin
                         Edward M. Mulherin, Chief Financial
Officer

       Instruction.   The  form  may  be  signed  by   an
     executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.